   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1998


                                                      REGISTRATION NO. 333-66783
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                       CORRECTIONS CORPORATION OF AMERICA
             (Exact Name of Registrant as Specified in its Charter)
                             ---------------------

                   TENNESSEE                                         62-1156308
          (State or other Jurisdiction                (I.R.S. Employer Identification Number)
               of Incorporation)

           10 BURTON HILLS BOULEVARD                              DOCTOR R. CRANTS
           NASHVILLE, TENNESSEE 37215                         CHIEF EXECUTIVE OFFICER
                 (615) 263-3000                              10 BURTON HILLS BOULEVARD
  (Address, including zip code, and telephone                NASHVILLE, TENNESSEE 37215
               number, including                                   (615) 263-3000
 area code, of registrant's principal executive       (Name, address, including zip code, and
                    offices)                                         telephone
                                                      number, including area code of agent for
                                                                      service)

                             ---------------------
                                   COPIES TO:
                            F. MITCHELL WALKER, JR.
                             BASS, BERRY & SIMS PLC
                           2700 FIRST AMERICAN CENTER
                              NASHVILLE, TN 37238
                                 (615) 742-6200
                             ---------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement pursuant to Rule 415.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED NOVEMBER 13, 1998


PROSPECTUS

                   (CORRECTIONS CORPORATION OF AMERICA LOGO)

                        4,907,975 SHARES OF COMMON STOCK

                             ---------------------


Corrections Corporation of America             This is a prospectus for the offering by us
10 Burton Hills Boulevard                      of up to 3,407,975 shares of common stock
Nashville, TN 37215                            or by one of our shareholders of up to
(615) 263-3000                                 1,500,000 shares of common stock. We or the
                                               selling shareholder, as the case may be,
We develop and manage private correctional     will determine amounts, prices and terms at
and detention facilities worldwide.            the time of an offering and may state these
                                               in a supplement to this prospectus.

                                               You should read this prospectus and any
                                               prospectus supplement carefully before you
                                               invest.

                                               Our common stock is listed on the New York
                                               Stock Exchange under the symbol "CCA."


                             ---------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE MATERIAL RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                The date of this prospectus is           , 1998

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             ABOUT THIS PROSPECTUS


This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf process, over the next two years, we may sell up to 3,407,975 or the selling shareholder may sell up to 1,500,000 shares of common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the common stock we or the selling shareholder may offer. Each time we or the selling shareholder sell the common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplements together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.


                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. We also maintain a web site at http://www.correctionscorp.com.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to other, previously filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, from the date on the front of this prospectus until we sell all of the common stock described in this prospectus.

- Annual Report on Form 10-K/A for the year ended December 31, 1997, as amended on September 16, 1998 and September 25, 1998;

- Quarterly Reports on Form 10-Q/A for the period ended March 31, 1998, as amended on June 5, 1998 and for the period ended June 30, 1998, as amended on September 29, 1998;

- Current Reports on Form 8-K filed April 22, 1998 and September 30, 1998; and

- The description of the common stock contained in Form 8-B filed July 10, 1997.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corrections Corporation of America, 10 Burton Hills Boulevard, Nashville, Tennessee 37215, (615) 263-3000, Attn: Peggy Lawrence.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or a prospectus supplement is accurate as of any date other than the date on the front of those documents.

                        CAUTIONARY STATEMENT CONCERNING
                          FORWARD-LOOKING INFORMATION

This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors that these sections created. Those statements include the discussions of management's expectations concerning our future profitability, operating and growth strategy, including strategic acquisitions, and assumptions regarding other matters. When used in this prospectus, the words "believes," "expects," "anticipates," "intends," "estimates," "plans," and similar terms or expressions are intended to identify forward-looking statements. In addition, we may include forward-looking statements in various other documents issued in the future and in various oral statements to securities analysts and potential investors. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including the factors described in this prospectus under the heading MATERIAL RISK FACTORS, which could cause the future results and shareholder values to differ materially from those expressed in the forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot guarantee that the forward-looking statements included or incorporated by reference in this prospectus will prove to be accurate. Because of the significant uncertainties inherent in the forward-looking statements included or incorporated by reference, the inclusion of such information is not a representation by us or any other person that our objectives and plans will be achieved. In addition, we do not intend to, and are not obligated to, update these forward-looking statements after we distribute this prospectus, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date.

                                  THE COMPANY

GENERAL

Corrections Corporation of America, a Tennessee corporation, is the largest developer and manager of privatized correctional and detention facilities worldwide. We manage facilities in 22 states, the District of Columbia, Puerto Rico, Australia and the United Kingdom. As of October 27, 1998, we had contracts to manage 78 correctional and detention facilities with a total of 64,956 beds. We currently operate 65 facilities with a total of 47,142 beds. In addition, we are currently developing 13 facilities and expanding nine facilities, representing a total of 17,814 beds.

We provide services to government agencies including the integrated design, construction and management of new correctional and detention facilities and the redesign, renovation and management of existing facilities.

In addition, we own TransCor America, Inc., which provides inmate transportation services to government agencies.

Our executive offices are located at 10 Burton Hills Boulevard, Nashville, Tennessee 37215, our telephone number is (615) 263-3000, and we maintain a web site at http://www.correctionscorp.com.

RECENT DEVELOPMENTS

Pending Merger

Under a merger agreement dated September 29, 1998, our Board of Directors and the Board of Trustees of CCA Prison Realty Trust have agreed to merge the companies. The combined company will be called Prison Realty Corporation. Prison Realty Corporation will elect to be taxed, and expects to operate, so as to qualify as a real estate investment trust, or a REIT, for federal income tax purposes.

If the merger is completed, our shareholders will obtain the right to receive
0.875 share of Prison Realty Corporation common stock for each share of the common stock they own. Shareholders of CCA Prison Realty Trust will receive 1.0 share of Prison Realty Corporation common stock for each CCA Prison Realty Trust common share they own and 1.0 share of Prison Realty Corporation 8.0% Series A Cumulative Preferred Stock for each CCA Prison Realty Trust 8.0% Series A Cumulative Preferred Share they own.

The merger and the merger agreement are more fully described in our Current Report on Form 8-K filed with the SEC on September 30, 1998, which is incorporated by reference. In connection with the merger, we have prepared a joint proxy statement-prospectus with CCA Prison Realty Trust and Prison Realty Corporation, which is part of the registration statement on Form S-4 filed by Prison Realty Corporation on September 30, 1998, as later amended.

Recent Acquisition

On April 17, 1998, we acquired all of the issued and outstanding capital stock of eight subsidiaries of U.S. Corrections Corporation. As a result, we acquired contracts to manage four currently operating correctional and detention facilities in Kentucky and one in North Carolina, each of which is owned by CCA Prison Realty Trust, as well as one each in Florida and Texas, each of which is owned by government entities of Florida and Texas. We currently lease the four Kentucky facilities from CCA Prison Realty Trust under the terms of a master lease. The North Carolina facility is owned by CCA Prison Realty Trust, which leases it to the State of North Carolina. We also acquired the right to enter into contracts to manage a North Carolina facility owned by CCA Prison Realty Trust that is currently under construction. We expect to manage the uncompleted North Carolina facility for the State of North Carolina, which will lease the facility from CCA Prison Realty Trust. The total number of beds currently operated or under construction related to the acquisition is 5,543.

Bank Financing

On June 24, 1998, we entered into an amended and restated credit agreement with a syndication of banks arranged by First Union National Bank, NationsBank, N.A., and the Canadian Imperial Bank of Commerce, which increased our existing revolving credit facility from $170.0 million to $350.0 million. The increase to our credit facility allows us to continue our budgeted expansion plans during the interim period prior to the completion of the merger, as well as provide for working capital and funds for general corporate purposes. Our credit facility will mature on the earlier of the date of the completion of the merger or September 6, 1999. Our credit facility bears interest generally at a floating rate based on prevailing interest rates. As of October 27, 1998, we had a total indebtedness of approximately $348.8 million, including $116.8 million committed pursuant to letters of credit issued under our credit facility.

                             MATERIAL RISK FACTORS

You should carefully consider the following factors and other information in this prospectus before deciding to invest in the common stock.

OUR REVENUE AND PROFIT GROWTH DEPEND ON EXPANSION

Our growth depends on our ability to obtain contracts to manage new correctional and detention facilities and to keep existing management contracts. The rate of construction of new facilities and our potential for growth will depend on several factors, including crime rates and sentencing patterns in the United States and other countries in which we operate, government and public acceptance of the concept of privatization of correctional and detention facilities, the number of facilities available for privatization, and our ability to obtain contracts and to make new facilities profitable. In addition, certain jurisdictions have recently required the successful bidder for development projects or management contracts to make a significant capital investment in connection with the financing of a particular project. We will not be able to secure these types of contracts unless we have significant capital resources. We cannot guarantee that we will be able to obtain additional contracts to develop or manage new facilities on favorable terms.

RISKS OF LEVERAGE AND FLOATING RATE DEBT

Our current total indebtedness is approximately $348.8 million under our credit facility, which bears interest generally at a floating rate based on prevailing interest rates. Consequently, this substantial interest expense has increased our exposure to the risks associated with debt financing. Our substantial leverage may have important consequences, including the following: (1) our ability to obtain additional financing for purchases of companies, working capital, capital expenditures or other purposes may be affected or such financing may not be on terms favorable to us; (2) a substantial decrease in operating cash flow or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations;
(3) our higher level of debt and resulting interest expense may place us at a competitive disadvantage with respect to certain competitors with lower amounts of indebtedness; and (4) our greater leverage may make us more vulnerable to a downturn in our business or the economy generally. Moreover, the floating interest rates on these debt obligations could result in higher interest rates, thereby increasing interest expense on our floating rate debt.

RISKS ASSOCIATED WITH ACQUISITIONS

We intend to grow in two ways: through the opening of additional correctional and detention facilities and through the purchase of other companies. We cannot guarantee that we will be able to identify, acquire or profitably manage companies that we purchase without substantial costs, delays or other problems. In addition, we cannot guarantee that companies we purchase in the future will be profitable or that they will become profitable enough to justify our investment in them. Risks involved in the acquisition of new companies may include adverse short-term effects on our reported operating results, diversion of management's attention, dependence on retaining, hiring and training key personnel, and risks associated with unanticipated problems or legal liabilities. Some or all of these risks could have a material adverse effect on our financial condition and results of operations.

OWNERSHIP OF SHARES OF THE COMMON STOCK INVOLVES RISKS INHERENT IN THE CORRECTIONS AND DETENTION INDUSTRY

Short-Term Nature of Government Contracts.

We typically enter into facility management contracts with government agencies with terms of up to five years. These contracts typically permit the government agencies to renew the contracts for one or more additional terms after the initial terms expire. We cannot guarantee that government agencies will renew their contracts in the future. Government agencies typically may also terminate contracts at any time without cause by giving written notice to us.

Dependence on Government Funding.

Our cash flow is subject to the receipt of sufficient funding of and timely payment by contracting government entities. If a government agency does not receive sufficient funding to cover its obligations under a management contract, the contract may be terminated, or the management fee may be deferred or reduced. Any delays in payment by government agencies could adversely affect our cash flow.

Dependence on Government Agencies for Inmates.

We depend on government agencies to supply our facilities with a sufficient number of inmates to meet the capacities of the facilities. The failure of these agencies to supply enough inmates to meet these capacities may adversely affect our financial condition and results of operations.

Dependence on Ability to Develop New Facilities and Contracts.

Our success in obtaining new awards and contracts may depend upon our ability to locate land that can be leased or purchased under favorable terms. Otherwise desirable locations may be in or near populated areas, and residents of those areas may generate legal action or other forms of opposition to the development of a new correctional or detention facility. Moreover, the private corrections industry is subject to public scrutiny. An escape, riot or other disturbance at any privately managed correctional or detention facility may result in negative publicity for us and the private corrections industry in general. In addition, when government agencies are evaluating whether they will award contracts to us, opposition from organized labor unions, including unions of state correctional and detention facility employees, has increased. Any public opposition may make it more difficult for us to keep or renew existing contracts, or to obtain new contracts or sites on which to operate new correctional or detention facilities.

Options to Purchase.

When we buy a correctional or detention facility from a government entity or develop a facility for a government entity, the government entity may require us to grant it an option to purchase the facility back from us at a price at or below fair market value. We may, therefore, be required to sell a facility to a government entity at less than fair market value if one of these options is exercised. Additionally, if we sell a facility to CCA Prison Realty Trust or to another purchaser while a government option to purchase the facility exists, we may be required to adjust the sales price paid by the purchaser.

Legal Proceedings.

Our ownership and operation of correctional and detention facilities could expose us to potential third party claims or litigation by prisoners or other persons related to personal injury or other damages resulting from contact with a facility, its managers, personnel, or other prisoners, including damages arising from a prisoner's escape from, or a disturbance or riot at, one of our facilities. In addition, as an owner of real property, we may be subject to certain proceedings relating to personal injury of persons at our facilities. We may be held responsible under state laws for claims based on personal injury or property damage.

Regulations.

The corrections and detention industry is subject to national, federal, state and local regulations which are administered by various regulatory authorities. Prospective providers of correctional and detention services must comply with a variety of applicable state and local regulations including education, health care and safety regulations. Our contracts with government agencies typically include extensive reporting requirements and require supervision and on-site monitoring by representatives of contracting government agencies. State law also typically requires correctional officers to meet certain training standards. States such as Florida and Texas deem prison guards to be peace officers and require our personnel to be licensed and may make them subject to background investigation. In addition, many state and local governments are required to enter into a competitive bidding procedure before awarding contracts for products or services. The laws of certain jurisdictions may also require us to award subcontracts on a competitive basis or to subcontract with businesses owned by members of minority groups. The failure to comply with any applicable laws, rules or regulations and the loss of any required license could have a material adverse effect on our financial condition and results of operation. Furthermore, our current and future operations may be subject to additional regulations as a result of, among other factors, new statutes and regulations and changes in the manner in which existing statutes and regulations are or may be interpreted or applied. Any additional regulations could have a material adverse effect on our financial condition and results of operation.

Competition.

We compete primarily on the basis of the quality and range of the services we offer, our experience in managing facilities, the reputation of our personnel and our ability to design, finance and construct new facilities. Other entities may easily enter the corrections and detention industry without substantial capital investment or experience in management of correctional or detention facilities. Private sector competitors include, among others, Wackenhut Corrections Corporation, Correctional Services Corporation, Inc., Group 4 International Corrections Service and Securicor Group. Some international competitors have greater resources than we have. We also compete in some markets with smaller local companies that may have a better understanding of the local conditions and may be better able to gain political and public acceptance. In addition, we compete with government agencies that are responsible for correctional facilities.

OUR SUCCESS DEPENDS ON SENIOR MANAGEMENT

The success of our operations has been and will continue to be highly dependent upon the continued services of senior management. The loss of one or more of our senior management could have a material adverse effect on our business.

RELATIONSHIP WITH SODEXHO ALLIANCE, S.A.


Sodexho Alliance, S.A. beneficially owns 14.9% of our common stock. Accordingly, Sodexho Alliance, S.A. may have a significant influence over our affairs. Sodexho Alliance, S.A. has agreed to limit its ownership interest to 25% (or 30% in certain limited circumstances) through June 23, 1999, subject to earlier termination upon the occurrence of certain events, and has agreed to certain restrictions on the voting of its common stock. If the merger with CCA Prison Realty Trust is not completed and we issue additional common stock, Sodexho Alliance, S.A. has a preemptive right to purchase additional shares of common stock or securities convertible or exchangeable for common stock so that it will maintain a percentage ownership equal to 20% of the common stock on a fully diluted basis. Sodexho Alliance, S.A. may sell up to 1,500,000 shares of common stock under this prospectus.


POSSIBLE VOLATILITY OF STOCK PRICE

The prices at which the common stock will trade will be determined by the marketplace and may be influenced by many factors, including the liquidity of the market for the common stock, investor perception of our business and of the corrections and detention industry generally, and general economic and market conditions. In addition, the stock market historically has experienced volatility which has affected the market price of securities of many companies and which has sometimes been unrelated to their operating performance. In addition, factors such as announcements of new facilities or acquisitions by us or our competitors or third parties, as well as market conditions in the industry, may have a significant impact on the market price of the common stock. The market price may also be affected by movements in prices of stocks in general. In addition, the exercise of options to purchase shares of common stock may cause dilution to existing shareholders.

YEAR 2000 COMPLIANCE ISSUES MAY HAVE AN EFFECT ON OUR OPERATIONS

The Year 2000 issue generally relates to computer programs that were written using two digits rather than four to define the applicable year. In those programs, the year 2000 may be incorrectly identified as the year 1900, which can result in a system failure or miscalculations causing a disruption of operations, including a temporary inability to process transactions, prepare financial statements or engage in other normal business activities. The following discussion identifies actions we have taken to assess and address the Year 2000 issues facing us.

Our Year 2000 compliance program is focused on addressing Year 2000 readiness in the following areas: (1) our information technology hardware and software; (2) material non-information technology systems; (3) Year 2000 compliance of third parties with which we have a material relationship; (4) systems used to track and report assets not owned by us such as inmate funds and personal effects; and
(5) development of contingency plans.

We have completed an initial assessment and remediation of our key information technology systems including our client server and minicomputer hardware and operating systems and critical financial and nonfinancial applications. Remediation efforts include upgrades of our minicomputer hardware and critical financial applications. Based on this initial assessment and remediation effort, we believe that these key information technology systems are "Year 2000 compliant." However, we cannot guarantee that coding errors or other defects will not be discovered in the future. We are in the process of evaluating the remaining noncritical information technology systems for Year 2000 compliance.

We manage and operate facilities we own, facilities we lease from CCA Prison Realty Trust, and facilities owned by and leased from government entities. We are currently evaluating whether the material non-information technology systems such as security control equipment, fire suppression equipment and other physical plant equipment at the facilities we own and the facilities we lease from CCA Prison Realty Trust are Year 2000 compliant. We will also request that the owners of the government facilities we manage provide Year 2000 certification for material information technology and non-information technology systems at those facilities.

All correctional facilities we manage, as a part of general operating policy, have existing contingency plans that are deployed in the event key operational systems such as security control equipment fail such as when a power failure occurs. In addition, the correctional facilities' key security systems are "fail secure" systems which automatically "lock down" and are then operated manually if the related electronic components fail. Therefore, management believes no additional material risks associated with the physical operation of correctional facilities are created as a result of potential Year 2000 issues.

We depend upon the proper functioning of third-party computer and non-information technology systems. These third parties include government agencies for which we provide services, commercial banks and other lenders, construction contractors, architects and engineers, and vendors such as providers of food supplies and services, inmate medical services, telecommunications and utilities. We have initiated communications with third parties with whom we have important financial or operational relationships to determine the extent to which they are vulnerable to the Year 2000 issue. We have not yet received sufficient information from all parties about their remediation plans to predict the outcome of their efforts.

If third parties with whom we interact have Year 2000 problems that are not remedied, the following problems could result: (1) in the case of construction contractors and architects and engineers, in the delayed construction of correctional facilities; (2) in the case of vendors, in disruption of important services upon which we depend, such as medical services, food services and supplies, telecommunications and electrical power; (3) in the case of government agencies, in delayed collection of accounts receivable, potentially resulting in a shortage of cash needed for operations; and (4) in the case of banks and other lenders, in the disruption of capital flows, potentially resulting in a shortage of cash needed for operations.

We are also evaluating Year 2000 compliance of other software applications used to track and report assets that are not our property. This includes applications used to track and report inmate funds and personal effects.

We are currently developing a contingency plan that is expected to address financial and operational problems that might arise on and around January 1, 2000. This contingency plan would include establishing additional sources of liquidity we could draw upon in the event of systems disruption and identifying alternative vendors and back-up processes that do not rely on computers, whenever possible. Management expects to have the contingency plan completed by mid-year 1999.

We have incurred and expect to continue to incur expenses allocable to internal staff, as well as costs for outside consultants, computer system remediation and replacement and non-information technology system remediation and replacement, including validation, in order to achieve Year 2000 compliance. We currently estimate that these costs will total approximately $4.0 million. Of this total, it is estimated that $2.5 million will be for the repair of software problems and $1.5 million will be for the replacement of problem systems and equipment. As of August 31, 1998, we had incurred $500,000 in Year 2000 program costs. These costs are expensed as incurred. Management believes there will be no material impact on our financial condition or results of operations resulting from other information technology projects being delayed due to Year 2000 efforts.

The costs of our Year 2000 compliance program and the date on which we plan to complete it are based on current estimates, which reflect numerous assumptions about future events, including the continued availability of certain resources, the timing and effectiveness of third-party remediation plans and other factors. We cannot guarantee that these estimates will be achieved, and actual results could differ materially from our plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct relevant computer source codes and embedded technology, the results of internal and external testing and the timeliness and effectiveness of remediation efforts of third parties.

RISKS ASSOCIATED WITH THE PROPOSED MERGER

General

Our Board of Directors has agreed to merge with CCA Prison Realty Trust as described under the heading THE COMPANY -- Recent Developments -- Pending Merger. If the merger is completed, investors who purchase common stock will obtain the right to receive common stock of Prison Realty Corporation. Accordingly, if completed, the merger involves additional risks to investors who purchase the common stock. The merger, the merger agreement, the material risk factors and the material federal income tax consequences relating to the merger, among other things, are more fully described in our Current Report on Form 8-K filed with the SEC on September 30, 1998, which is incorporated by reference.

Ineligibility to Vote on the Proposed Merger

Our Board of Directors has set the close of business on October 14, 1998 as the record date for the special meeting of shareholders to be held on December 1, 1998 for the purpose of considering a proposal to approve the merger and the merger agreement. Only shareholders who own common stock on the record date will be entitled to notice of and to vote at the special meeting. As a result, investors who purchase the common stock after the record date will not be able to vote on the merger and the merger agreement at the special meeting. They will, however, be subject to the outcome of the vote.

                                USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, our company intends to use the net proceeds from the sale of the common stock sold by us for general corporate purposes including, without limitation, repayment of indebtedness, financing capital expenditures and working capital. Pending any such uses, we may invest the net proceeds from the sale of the common stock in short-term investment grade instruments, interest bearing bank accounts, certificates of deposit, money market securities, U.S. Government securities or mortgage-backed securities guaranteed by federal agencies or may use them to reduce short-term indebtedness. We will not receive the proceeds from the sale of common stock sold by the selling shareholder.

                        DESCRIPTION OF THE COMMON STOCK

As of October 27, 1998, there were 150,000,000 shares of common stock authorized, of which 84,130,275 shares of common stock were issued and outstanding. Our Form 8-B filed with the SEC on July 10, 1997 describes the common stock. The common stock is listed on the New York Stock Exchange under the symbol "CCA."

Each share of common stock is entitled to one vote on all matters submitted to a vote of the shareholders and cumulative voting is prohibited. The shareholders are entitled to receive ratably dividends declared by our Board of Directors, subject to the payment of any preferential dividends to the holders of any outstanding preferred stock. If we liquidate, dissolve or wind-up our business, the shareholders are entitled to share ratably in all assets remaining after we pay our liabilities, subject to prior distribution rights of the holders of any outstanding preferred stock. Other than the contractual rights granted to Sodexho Alliance, S.A., the shareholders have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions that apply to the common stock. All currently outstanding shares of common stock are and any additional shares of common stock we issue will be fully paid and nonassessable.

                              SELLING SHAREHOLDER


One of our company's shareholders, Sodexho Alliance, S.A., is the beneficial owner of 14,021,210, or 14.9%, of our common stock, and may sell up to 1,500,000 shares owned by it under this prospectus. If Sohexho Alliance, S.A. sold all 1,500,000 of these shares, it would beneficially own 12,521,210 shares or 13.3% of our common stock outstanding after the sale. The full name and address of the selling shareholder is Sodexho Alliance, S.A., 3 Avenue Newton, 78180 Montigny-le-Bretonneux, France.

                              PLAN OF DISTRIBUTION

We or the selling shareholder may offer the common stock through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any of these methods. The applicable prospectus supplement will name any underwriter or agent involved in the sale of the common stock and will provide the price, fee or commission paid or discount given, or will provide the information required to calculate the price, fee, commission or discount. Our company will pay the expenses of the selling shareholder in making sales under this prospectus. In addition, the prospectus supplement will provide the net proceeds to our company from a sale of the common stock.

We or the selling shareholder may distribute the common stock in one or more transactions, including block transactions on the New York Stock Exchange or we may distribute the common stock in the over-the-counter market or in negotiated transactions if we follow the applicable rules of the New York Stock Exchange.

We, or the purchasers of the common stock, may pay underwriters or agents discounts, concessions or commissions. Underwriters may sell common stock to or through dealers, and dealers may receive discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents who participate in the distribution of the common stock may be deemed to be underwriters under the Securities Act of 1933, as amended (the "Securities Act"), and any discounts or commissions they receive, and any profit on the sale of the common stock they realize, may be deemed to be underwriting discounts and commissions under the Securities Act.

Any common stock sold pursuant to this prospectus will be listed on the New York Stock Exchange, subject to official notice of issuance.

We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of the common stock against certain liabilities, including liabilities under the Securities Act.

Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of business.

In some states, common stock will be sold only through registered or licensed brokers or dealers in order to comply with the securities laws of those states. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale in that state or an exemption from the registration or qualification requirement is available and is complied with.

                                 LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed on for our company by Bass, Berry & Sims PLC, Nashville, Tennessee, and, if applicable, for the underwriters or agents by counsel to be identified in the prospectus supplement.

                                    EXPERTS

The consolidated financial statements of Corrections Corporation of America and its subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997, included in its annual report on Form 10-K/A, which is incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included or incorporated by reference therein and incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

The consolidated financial statements of CCA Prison Realty Trust as of December 31, 1997 and for the period from July 17, 1997 through December 31, 1997, included in CCA Prison Realty Trust's annual report on Form 10-K/A, which is incorporated by reference in Corrections Corporation of America's current report on Form 8-K, which is incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included or incorporated by reference therein and incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee -- Securities and Exchange Commission......  $ 27,800
Printing and Engraving Expenses.............................    15,000
Accounting Fees and Expenses................................    50,000
Legal Fees and Expenses.....................................    50,000
                                                              --------
          Total.............................................  $142,800
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Tennessee Business Corporation Act (the "TBCA") provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith;
(ii) the director or officer reasonably believed, in the case of conduct in an official capacity, that his or her conduct was in the corporation's best interests, or, in all other cases, that his or her conduct was not opposed to the best interests of the corporation; and (iii) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to a director or officer, no indemnification may be made if such director or officer is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because the director or officer is or was a director or officer of the corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in connection with the proceeding. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that a director or officer be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, even if such director or officer (i) was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (ii) was adjudged liable on the basis that personal benefit was improperly received; or (iii) breached his or her duty of care to the corporation. The Company's Bylaws provide that each director and officer of the Company may be indemnified by the Company to the extent allowed by Tennessee law.

The Company's Charter, as amended, provides that to the fullest extent permitted by Tennessee law, no director shall be personally liable to the Company or its shareholders for monetary damages for breach of any fiduciary duty to the Company. Under the Company's Charter and the TBCA, the Company's directors are relieved of personal liability to the Company or its shareholders for monetary damages for breach of fiduciary duty as directors, except for liability arising from a judgment or other final adjudication establishing (i) any breach of a director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) any unlawful distributions.

The Company also maintains officers' and directors' liability insurance, which insures against liabilities that the officers and directors of the Company may incur in such capacities.

ITEM 16.  EXHIBITS


EXHIBIT       DESCRIPTION
-------       -----------
  1.1     --  Form of Underwriting Agreement (to be filed by amendment or on a Current Report on Form 8-K incorporated herein by
              reference).
  2.1     --  Amended and Restated Agreement and Plan of Merger dated
              September 29, 1998 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the
              Commission on September 30, 1998).
  4.1     --  Charter of the Company (incorporated by reference to Exhibit
              3.1 to the Company's Registration Statement on Form 8-B
              filed with the Commission on July 10, 1997).
  4.2     --  Bylaws of the Company (incorporated by reference to Exhibit
              3.2 to the Company's Registration Statement on Form 8-B
              filed with the Commission on July 10, 1997).
  4.3     --  Specimen Stock Certificate (incorporated by reference to
              Exhibit 4.1 to the Company's Registration Statement on Form
              S-1 (Registration No. 33-8052)).
  5.1*    --  Opinion of Bass, Berry & Sims PLC
 23.1     --  Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1).
 23.2*    --  Consent of Arthur Andersen LLP
 23.3*    --  Consent of Arthur Andersen LLP
 24.1     --  Power of Attorney (included on the signature pages of this registration statement)


------------------
* Filed previously

ITEM 17.  UNDERTAKINGS

The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made of the securities offered hereby, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the undertakings in paragraph (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Nashville, state of Tennessee, on November 13, 1998.


                                            CORRECTIONS CORPORATION OF AMERICA

                                            By:                 *
                                               ---------------------------------
                                                       Doctor R. Crants
                                                    Chairman of the Board,
                                                  Chief Executive Officer and
                                                           President


Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                              TITLE               DATE
                      ---------                              -----               ----

                          *                            Chairman of the     November 13, 1998
-----------------------------------------------------    Board;
                  Doctor R. Crants                       President; Chief
                                                         Executive
                                                         Officer; and
                                                         Director
                                                         (Principal
                                                         Executive
                                                         Officer)

              /s/ DARRELL K. MASSENGALE                Chief Financial     November 13, 1998
-----------------------------------------------------    Officer and
                Darrell K. Massengale                    Secretary
                                                         (Principal
                                                         Financial and
                                                         Accounting
                                                         Officer)

                                                       Chairman Emeritus   November   , 1998
-----------------------------------------------------    and Director
                  Thomas W. Beasley

                          *                            Director            November 13, 1998
-----------------------------------------------------
               Joseph F. Johnson, Jr.

                                                       Director            November   , 1998
-----------------------------------------------------
                R. Clayton McWhorter

                          *                            Director            November 13, 1998
-----------------------------------------------------
             Samuel W. Bartholomew, Jr.

                      SIGNATURE                              TITLE               DATE
                      ---------                              -----               ----

                          *                            Director            November 13, 1998
-----------------------------------------------------
                  Jean-Pierre Cuny

                          *                            Director            November 13, 1998
-----------------------------------------------------
                Lucius E. Burch, III

           *By: /s/ DARRELL K. MASSENGALE                                  November 13, 1998
   -----------------------------------------------
               Darrell K. Massengale,
                  Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT        DESCRIPTION
-------        -----------
  1.1     --   Form of Underwriting Agreement (to be filed by amendment or on a Current Report on Form 8-K incorporated herein by
               reference).
  2.1     --   Amended and Restated Agreement and Plan of Merger dated
               September 29, 1998 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the
               Commission on September 30, 1998).
  4.1     --   Charter of the Company (incorporated by reference to Exhibit
               3.1 to the Company's Registration Statement on Form 8-B
               filed with the Commission on July 10, 1997).
  4.2     --   Bylaws of the Company (incorporated by reference to Exhibit
               3.2 to the Company's Registration Statement on Form 8-B
               filed with the Commission on July 10, 1997).
  4.3     --   Specimen Stock Certificate (incorporated by reference to
               Exhibit 4.1 to the Company's Registration Statement on Form
               S-1 (Registration No. 33-8052)).
  5.1*    --   Opinion of Bass, Berry & Sims PLC
 23.1     --   Consent of Bass, Berry & Sims PLC (included in Exhibit 5.1).
 23.2*    --   Consent of Arthur Andersen LLP
 23.3*    --   Consent of Arthur Andersen LLP
 24.1     --   Power of Attorney (included on the signature pages of this registration statement)


------------------
* Filed previously